SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FREE TRANSLATION

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n.º 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-Held Company

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON SEPTEMBER 29, 2008

1. DATE, TIME AND VENUE: on September 29, 2008, at 6 pm, at the principal place of business of Vivo Participações S.A. (“Company”), at Avenida Roque Petroni Júnior, no. 1464, 6th floor, Morumbi, São Paulo - SP, in accordance with the call notice as provided in the Company’s Bylaws.

2. PRESIDING BOARD: Luis Miguel Gilpérez López – Chairman; Bruno Angelo Indio e Bartijotto – Secretary.

3. ATTENDANCE: all members of the Company’s Board of Directors subscribing these minutes were in attendance and therefore the necessary quorum to convene the meeting in accordance with the Company’s Bylaws was met.

4. AGENDA:

4.1. To resolve upon the 5th (fifth) issuance of commercial papers by the Company for public offering in the total amount of R$ 550,000,000.00 (five hundred fifty million Reais);

4.2. To authorize the Company’s Board of Officers to carry out any and all acts relating to the issuance and the public offering of the commercial papers, specially in relation to the retaining of financial institutions to render payment and custody services and to coordinate and intermediate the public offering, as well as any other service provider related to the issuance and/or the public offering of the commercial papers; and

4.3. To authorize the Company’s Board of Officers to (i) approve the increase of corporate capital of TCO IP S.A. (“TCO IP”), to be resolved in a general meeting to be convened for this purpose; and (ii) sign the respective share subscription list.

5. RESOLUTIONS: after discussion, the members of the Board of Directors resolved, unanimously and without any restrictions:

5.1. To approve the 5th (fifth) issuance of commercial papers by the Company for public offering in the total amount of R$ 550,000,000.00 (five hundred fifty million Reais) (“Issuance”, “Commercial Papers” and “Public Offering”, respectively), which shall have the following characteristics and conditions:

(a) Aggregate Amount of the Issuance: R$ 550,000,000.00 (five hundred fifty million Reais);

(b) Number of Series: the Issuance shall be made in a single series;

(c) Number of Instruments: 22 (twenty two) Commercial Papers;

(d) Par Value: the Commercial Papers’ par value shall be R$ 25,000,000.00 (twenty five million Reais) on the subscription and payment date (“Par Value” and “Issuance Date”, respectively);

(e) Form: the Commercial Papers shall be physically issued and shall be kept in a deposit account in a financial institution duly authorized to provide custody services. The Commercial Papers are nominative and shall be negotiated by means of full endorsement, which shall contain a “non guarantee” clause;

(f) Allocation of Resources: the resources obtained through the Public Offering shall be allocated to the subscription of shares of TCO IP in a corporate capital increase to raise funds for payment of the debt corresponding to its 1st issuance of commercial papers;

(g) Term and Maturity: the Commercial Papers shall be in force for 360 (three hundred sixty) days from the Issuance Date (“Maturity Date”), when the Company shall be obliged to redeem the outstanding Commercial Papers upon the payment of the Par Value and the Yield (as defined in item (i) below);

(h) Place of Payment: the payments concerning the Commercial Papers shall be made according to the procedures adopted by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”) for the Commercial Papers registered under Sistema de Notas Promissórias – NOTA, or, in case of Commercial Papers which are not held in custody by the above mentioned system, the payments shall be made in the Company’s principal place of business;

(i) Yield: the yield on the Commercial Papers shall comprise interest corresponding to 110.20% (one hundred ten point twenty per cent) of the average daily rates of one day DI - Interfinancial Deposits, Extra Group, expressed as an annual percentage, on the basis of 252 (two hundred and fifty two) business days, calculated and informed by CETIP on the Daily Informative (Informativo Diário) available on its internet page (http://www.cetip.com.br) (“Yield”). The Yield shall be calculated in a exponential e cumulative form, pro rata temporis per elapsed business days, incident over the Par Value since the Issuance Date until the Maturity Date;

(j) Guarantee: the Commercial Papers shall not have any kind of guarantee;

(k) Proof of Limits: the attendance by the Issuance of the limits established under Articles 3rd and 4th of the CVM Instruction no. 134 of November 1st, 1990, as amended (“CVM Instruction no. 134”), is not necessary due to the dismissal set forth in the 1st Article, clause III of the CVM Instruction no. 155 of August 7th, 1991, as amended;

(l) Acceleration: the following events shall be deemed acceleration events in respect with the Commercial Papers and, with due compliance to the conditions established in the Commercial Papers, with immediate payment enforceability by the Company of the Commercial Papers’ Par Value plus Yield, calculated pro rata temporis since the Issuance Date until the actual payment date:

(i) disposal of corporate interest that results in direct or indirect exclusion of Telefonica S.A. (“Telefonica”) and/or of Portugal Telecom S.G.P.S. S.A. (“PT SGPS”) of the share control of the Company, except in the event the new direct or indirect controlling shareholder(s) is(are) company(ies) with rating at least equal to Telefonica’s or PT SGPS’ investment grade in global scale, according to the rating given by Moody’s America Latina Ltda., Fitch Ratings Brasil Ltda. or Standard & Poor’s;

(ii) direct or indirect sale of the share control of Vivo S.A. by the Company;

(iii) ratification or rendering of judicial or out of court recovery of the Company or Vivo S.A.;

(iv) winding up of the Company;

(v) request for declaration of bankruptcy with a single or aggregate amount of no less than US$ 50,000,000.00 (fifty million American dollars), based on PTAX 800, 5th option, divulged by Central Bank of Brasil, for the day immediately preceding the date of the request, if not remedied within the term defined by law, adjudication of bankruptcy, voluntary bankruptcy or, additionally, any other similar procedure that may be created by law, requested by or declared against the Company and/or Vivo S.A.;

(vi) protest of instruments against the Company or Vivo S.A., if not remedied or declared illegitimate within 15 (fifteen) calendar days, with a single or aggregate amount of no less than US$ 50,000,000.00 (fifty million American dollars), based on PTAX 800, 5th option, divulged by Central Bank of Brasil, for the day immediately preceding the date of the protest, except in case of protest carried out by mistake or in bad faith, provided that the mistake or bad faith is duly proven by the Company and/or Vivo S.A.;

(vii) non-fulfillment by the Company of any non-pecuniary obligation established in the Commercial Papers, if not remedied within 10 (ten) calendar days following the non-fulfillment date; and

(viii) loss of authorization to provide personal mobile telephone services by Vivo S.A..

(m) Early Redemption: the Commercial Papers are subject to early redemption by the Company in accordance with the following procedures:

(i) the Company may early redeem the Commercial Papers as from the 31st (thirty first) day from the Issuance Date, upon notice addressed to each holder of Commercial Papers sent at least 10 (ten) business days in advance from the early redemption date, which shall set forth the date, place and procedure of execution of the early redemption;

(ii) the early redemption, in whole or in part, shall be executed upon the payment of the Commercial Papers’ Par Value plus the Yield, calculated pro rata temporis from the Issuance Date until the date of actual redemption, and call premium equivalent to 0.30% (point thirty per cent) (“Call Premium”); and

(iii) in the event of partial early redemption, the redemption shall be executed through drawing by lots, based on the number of each Commercial Paper, under the terms of Article 7th, paragraph four, of CVM Instruction no. 134, with observation to the proportion between the holders of the Commercial Papers.

In case the payment of the early redemption referred to in this item (m) is executed by the Company upon financial resources gathered from the holders of the Commercial Papers, its controlling companies, controlled companies or affiliates, as applicable, the Company shall not be obliged to pay the Call Premium.

5.2. To authorize the Company’s Board of Officers to carry out any and all acts relating to the Issuance and the Public Offering of the Commercial Papers, specially in relation to the retaining of financial institutions to render payment and custody services and to coordinate and intermediate the Public Offering, as well as any other service provider related to the issuance and/or the Public Offering of the commercial papers; and

5.3. To authorize the Company’s Board of Officers to (i) approve the increase of corporate capital of TCO IP, to be resolved in a general meeting to be convened for this purpose; and (ii) sign the respective share subscription list.

With no further matters to be discussed, the meeting was concluded. These minutes were prepared and, after revised and unanimously approved by the Directors, duly executed by the members of the Board of Directors and Secretary.

Signatures: Luis Miguel Gilpérez López – President of the Board of Directors and Chairman, Shakhaf Wine - Vice-President of the Board of Directors, Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine), Ignácio Aller Mallo (represented by Luis Miguel Gilpérez López), Félix Pablo Ivorra Cano, Luiz Kaufmann, Rui Manuel de Medeiros D’Espiney Patrício, José Guimarães Monforte, Antonio Gonçalves de Oliveira – members of the Board of Directors; Bruno Angelo Indio e Bartijotto - Secretary.

I certify that the present document is a conformed copy of the minutes of the Extraordinary Meeting of the Board of Directors, held on September 29th, 2008 and drew up in the respective attendance book.

Bruno Angelo Indio e Bartijotto
Secretário – OAB/SP 238.766

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 01, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.